Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

September 12, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 68,427,401

WESTERN WIND PROVIDES UPDATE ON SALE PROCESS

GLASS LEWIS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE WESTERN WIND NOMINEES AND CONTINUATION OF SALE PROCESS

Vancouver, BC – September 12, 2012 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) provides an update on the previously announced process to sell the Company and all of its assets. The Company also reports that Glass Lewis & Co., a leading independent proxy advisory firm, has recommended that shareholders of Western Wind vote the YELLOW proxy in support of the current Board of Directors of Western Wind.

Update on Sale Process

Since early August, the Company has been working with Rothschild as its lead financial advisor in connection with the sale process. PI Financial Corp has also been engaged as a co-advisor on the sale.

In conjunction with the Company’s current management team and Board of Directors, Rothschild has structured and is managing a comprehensive sales process with the goal of maximizing value for all shareholders. The Company’s current management and Board of Directors have worked with Rothschild to review a long list of qualified parties in order to

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identify the most likely acquirors. From that list, Rothschild has so far contacted and provided summary marketing materials to over 50 potential acquirers in North America and abroad.

Jeff Ciachurski, CEO of Western Wind states “The sale process is progressing well and has strong momentum. We are pleased to report that the Company has either executed or is negotiating non-disclosure agreements with 16 qualified buyers. Parties who have signed non-disclosure agreements have been granted access to the data room and are conducting detailed due diligence. These parties include three leading US utilities with whom the current management team and Board of Directors have had ongoing discussions from time to time before the sale process was announced. We expect the process being led by current management team and Board of Directors and Rothschild to result in a robust auction for the Company and all of its assets”.

The Company will be providing further updates on the sales process as necessary or appropriate.

Details of Support from Glass Lewis

In its detailed report dated September 11. 2012, Glass Lewis concluded that it expects the current Board of Directors and management to possess greater knowledge of the Company and its assets, to be best positioned to oversee the sale of the Company in a timely and efficient manner, and that electing the dissident nominees could be disruptive to this process. Glass Lewis also concluded that the current board is best positioned to oversee the development of the Company’s Yabucoa Project, which the board considers an important asset that will significantly increase the sale price of the Company, and to attend to ongoing matters relating to the sale process.

The Glass Lewis report confirms that the proxy contest is centered around which party is better positioned to oversee the sale process in order to maximize shareholder value, and concludes that neither the dissident’s concerns or the dissidents level of ownership interest in the Company warrant supporting the dissident nominees at this time.

Accordingly, Glass Lewis recommends that shareholders use the Company’s YELLOW proxy card to vote FOR the election of each of the current members of the Board of Directors of Western Wind and DO NOT VOTE for the election of the dissident nominees.

“We are pleased to receive the recommendation of Glass Lewis in support of our current board,” said Jeff Ciachurski, CEO of the Company. “Western Wind has a strong board of directors committed to the sale of the Company and a demonstrated record of success. Glass Lewis clearly agrees with the Company that current management has a more intimate understanding of the Company’s assets and market position, is best positioned to carry out the sale process and that changes to the board would be disruptive to the sale process. Glass Lewis is one of the two most prominent fully independent proxy advisory firms representing institutional investors managing in the aggregate $15 Trillion dollars worldwide”

*Permission to reference the Glass Lewis report was neither sought nor obtained by the Company.

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Voting Instructions

Western Wind urges shareholders to support the current Board of Directors and the sale process currently underway. Vote only the YELLOW proxy and ensure Western Wind receives it prior to Friday, September 21, 2012 at 10:00 a.m. (Vancouver Time). Please do not vote using the dissident proxy. Western Wind’s letters to shareholders, management information circular and other proxy materials can be found on Western Wind’s website: www.westernwindenergy.com. Please check the website regularly for current information regarding the sale process and the shareholder meeting.

If you have any questions and/or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com.

ABOUT ROTHSCHILD

Rothschild is a worldwide financial advisory firm with a 200-year history. With over 1,000 bankers based in 40 countries, the firm's scale, global reach and local knowledge enable it to develop relationships and deliver effective solutions to support clients worldwide. Rothschild has been active in Canada for over half a century and has a dedicated team of advisory professionals located in three offices across the country. Rothschild has approximately 60 senior bankers globally focused on the power, utilities and renewable sector.

ABOUT PI FINANCIAL

PI Financial Corp. is one of Canada's largest independent full service investment dealers, providing a full range of investment products and services for individual, corporate and institutional investors. PI Financial Corp. is 75% employee-owned and 25% owned by National Bank Financial, a subsidiary of National Bank of Canada. With its focus on small to mid cap Canadian companies, PI Financial Corp. has expertise in the mining, energy, technology, alternative energy, industrial, transportation and consumer products sectors.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the

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4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of Western Wind and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the intention of the Company to complete the sale of the Company or its assets and the development of the Yabucoa Project. The forward-looking statements included in this press release are based on reasonable assumptions, including that the Company will be able to successfully identify a prospective buyer, negotiate the terms of sale and satisfy all conditions required to complete the sale, and that the Company will be able to successfully develop the Yabucoa Project as anticipated or at all. Factors that may cause results to vary from anticipations include the risk that the Company is not able to successfully develop the Yabucoa Project, that the Company may not be able to successfully identify a buyer, negotiate acceptable terms or obtain all applicable government, regulatory and shareholder consents required to complete the sale, that the terms of those consents may not be acceptable to the Company, or, assuming the Company is able to successfully complete the sale, the Company is not able to achieve expected results following such sale. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

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